

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

<u>Via U.S. Mail</u>
Mr. Kevin T. Michaels
Chief Financial Officer
Powerwave Technologies, Inc.
1801 E. St. Andrew Place
Santa Ana, CA 92705

January 29, 2008

Re: **Powerwave Technologies, Inc.**
        Form 10-K for Fiscal Year Ended December 31, 2006
        Filed March 3, 2007
        File No. 000-21507

Dear Mr. Michaels:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director